The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155452

SUBJECT TO COMPLETION. DATED MARCH 15, 2010.

Prospectus Supplement
to Prospectus dated July 31, 2009

           Shares

Common Stock

We are offering           shares of our common stock, par value $1.00 per share. Our common stock is listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “OFG.” On March 12, 2010, the last reported sale price of our common stock on NYSE was $11.91 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Oriental Financial Group Inc. (before expenses)	$	$

The underwriters also may purchase up to an additional           shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March   , 2010.

Keefe, Bruyette & Woods

Book – Running Manager
Oriental Financial Services

Prospectus Supplement dated March   , 2010

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Oriental Financial Group,” “we,” “us,” “our” or similar references mean Oriental Financial Group Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and on our website at http://www.orientalfg.com.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until our offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed March 11, 2010;

•	our Preliminary Proxy Statement on Schedule 14A filed with the SEC on March 5, 2010; and

•	the description of our common stock contained in our registration statement on Form 8-B, filed with the SEC on January 10, 1997, including any amendment or report filed for the purpose of updating such description.

Unless stated otherwise in the applicable report, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

S-ii

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

Oriental Financial Group Inc.
Investor Relations c/o Anreder & Company
10 E. 40th Street, Suite 1308
New York, NY 10016
Telephone: (212) 532-3232 or (800) 421-1003
Fax: (212) 679-7999
E-mail: ofg@anreder.com

The information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “project,” “forecasts,” “goals,” “could have,” “may have” and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions, which we describe in more detail elsewhere herein and in other documents filed by us with the SEC.

Various factors could cause actual results or outcomes to differ materially from our expectations. We wish to caution readers not to place undue reliance on any such forward-looking statements and to advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities, competitive, and regulatory factors, legislative changes and accounting pronouncements, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

About Oriental Financial Group Inc.

Oriental Financial Group Inc. is a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a full range of financial services through its wholly owned subsidiaries Oriental Bank and Trust, Oriental Financial Services Corp., Oriental Insurance, Inc. and Caribbean Pension Consultants, Inc. As of December 31, 2009, we had total assets of $6.6 billion, total loans of $1.1 billion, total deposits of $1.7 billion, and stockholders’ equity of $330.2 million. We also had $1.8 billion of trust assets managed and $1.3 billion of customer investment assets gathered, each as of December 31, 2009. We currently operate through a network of 21 financial centers located throughout Puerto Rico and one location in Boca Raton, Florida, which serves as the headquarters of our wholly owned subsidiary Caribbean Pension Consultants, Inc.

We have developed a financial services platform that provides a comprehensive suite of financial products and services for our retail and institutional customers. We have organized our operations under three business lines: Banking, Financial Services and Treasury. Our core businesses are mortgage banking, trust and money management services, financial planning, securities brokerage, investment banking, commercial banking, consumer banking and insurance brokerage. In order to more effectively compete, we have focused our retail and commercial banking and financial planning efforts on professionals and owners of small and mid-size businesses and on the mid and high net worth individuals and families in Puerto Rico. We believe these segments of the market have been largely underserved.

We have maintained our conservative underwriting culture, strong asset quality, and core profitability through the difficult economic cycle in Puerto Rico. We also significantly reduced the risk in our balance sheet by selling $490 million of non-agency securities. We believe we are well positioned to capitalize on the market dislocation caused by the prolonged economic downturn in our market.

We have consistently been a leader in providing innovative banking products and services to the Puerto Rico market. In the 1990s, we were the first bank in Puerto Rico to establish a full service broker-dealer. We were also the first bank in Puerto Rico to offer Standard & Poor’s indexed certificates of deposit, individual retirement accounts structured as a mutual fund, and checking accounts with overdraft privileges. Our long-term goal is to strengthen our banking and financial services franchise by expanding our lending business, increasing the level of integration in the marketing and delivery of banking and financial services, continuing to maintain effective asset-liability management, growing non-interest revenues from banking and financial services, and improving operating efficiencies.

Our strategy includes:

•	Capitalizing on the market dislocation in Puerto Rico to add core banking assets through acquisitions and organic growth;

•	Strengthening our banking and financial services franchise by expanding our ability to attract deposits and build relationships with mid and high net worth individual customers and professionals, and mid-market commercial businesses through aggressive marketing and expansion of our sales force;

•	Focusing on greater growth in mortgage, commercial and consumer lending, trust and wealth management services, insurance products, and increasing the level of integration in the marketing and delivery of banking and financial services;

•	Participating in potential FDIC resolutions;

•	Matching our portfolio of investment securities with the related funding to better lock-in favorable spreads, and primarily investing in U.S. government agency obligations;

•	Improving operating efficiencies, and continuing to maintain effective asset-liability management; and

•	Implementing a broad ranging effort to instill in employees and make customers aware of our determination to effectively serve and advise our customers in a responsive and professional manner.

Together with a highly experienced group of senior and mid level executives, this strategy has generally resulted in sustained growth in our mortgage, commercial, consumer lending and wealth-management activities, allowing us to distinguish ourselves in a highly competitive industry. We are not immune from general and local financial and economic conditions. Past experience is not necessarily indicative of future performance, especially given market uncertainties, but based on a reasonable time horizon of three to five years, we believe our strategy is expected to maintain its steady progress towards our long-term goal.

Oriental Bank and Trust

Our main operating subsidiary is Oriental Bank and Trust, a Puerto Rico full service commercial bank insured by the FDIC and a member of the Federal Home Loan Bank of New York.

Oriental Bank and Trust offers mortgage, commercial and consumer lending, demand, savings and time deposits, financial planning, and corporate and individual trust services in Puerto Rico. Through its trust department, Oriental Bank and Trust provides a complete range of fiduciary and custodial services to individuals, families and businesses. It has an international banking entity subsidiary, Oriental International Bank Inc., which offers Oriental Bank and Trust certain Puerto Rico tax advantages and its services are limited under Puerto Rico law to persons and assets/liabilities located outside of Puerto Rico. It also has a mortgage banking subsidiary, Oriental Mortgage Corporation, that offers mortgage loans in Puerto Rico.

Borrowings are Oriental Bank and Trust’s largest interest-bearing liability component. Borrowings consist mainly of diversified funding sources including repurchase agreements, advances from the Federal Home Loan Bank of New York, and short-term borrowings. As of December 31, 2009, total borrowings amounted to $4.0 billion. Deposits are the bank’s second largest category of interest-bearing liabilities. At December 31, 2009, total deposits amounted to $1.7 billion. Of the bank’s total deposits, 80.5% are retail deposits, 7.8% are institutional deposits, and 11.7% are brokered deposits.

Residential mortgage loans (including mortgage loans held for sale) comprise the largest component of Oriental Bank and Trust’s loan portfolio. Such loans represent 81% of the loan portfolio at December 31, 2009. The second largest component is commercial loans, which represent 17% of the portfolio. The third component is consumer loans, which represent 2% of the portfolio.

Oriental Trust, the bank’s trust department, is a leader in retirement planning in Puerto Rico and is a significant player in Puerto Rico’s financial planning market. We were the first bank in Puerto Rico to offer fixed and variable annuities and individual retirement accounts. We also offer Keogh and 401(k) retirement plans, deferred compensation plans, asset protection trusts, custodial services and other trust services. Our trust department had $1.8 billion of trust assets managed as of December 31, 2009.

Oriental Financial Services

Oriental Financial Services Corp. is our securities brokerage and investment banking subsidiary. Through a highly trained and customer service focused employee base, Oriental Financial Services provides financial planning services to individuals and investment banking services, encompassing both public and corporate finance, to corporations and the Puerto Rico government. Oriental Financial Services offers its customers a wide array of investment alternatives such as tax-advantaged fixed income securities, mutual funds, and various other equity and fixed income securities. It also manages and participates in public offerings and private placements of debt and equity securities in Puerto Rico. Oriental Financial Services is a Puerto Rico corporation and a full service, registered broker-dealer.

Oriental Insurance

Oriental Insurance, Inc. is a Puerto Rico corporation and a licensed insurance producer that offers, as agent for unaffiliated insurance companies, annuities and life insurance products, property and casualty insurance, and title insurance for individual and commercial clients. Oriental Insurance’s licensed personnel has increasingly partnered with various business groups within the company to develop new insurance business opportunities and to better serve our clients.

Caribbean Pension Consultants

Caribbean Pension Consultants, Inc. is a Florida corporation headquartered in Boca Raton, Florida. It is engaged in the business of pension and retirement plan administration, focused on 401(k) and Keogh retirement plans in Puerto Rico, the United States, and the Bahamas. Caribbean Pension Consultants, Inc. is the largest third party administrator of pension and retirement accounts in Puerto Rico.

Our principal executive offices are located at Professional Offices Park, 997 San Roberto Street, San Juan, Puerto Rico, and our telephone number is (787) 771-6800. We maintain a website at http://www.orientalfg.com.

Recent Developments

Two-month Period Ended February 28, 2010

The following is a discussion of certain unaudited financial information as of and for the two-month period ended February 28, 2010. Our first quarter of 2010 has not yet concluded. Accordingly, all of the foregoing results are preliminary in nature and are based upon currently available information.

The foregoing results are also subject to further revision based upon final actual results for the entire quarter ending March 31, 2010 and upon our review and the review of our independent auditors of such quarterly results and an audit by our independent auditors of our annual results for the year ended December 31, 2010. Accordingly, no assurance can be given that, upon completion of our review and the review of our independent auditors, we will not report materially different financial results than those set forth below. In addition, we cannot assure you that our results for this period will be indicative of our results for the entire quarter ending March 31, 2010, or for the entire year ending December 31, 2010.

Results during the two-month period ended February 28, 2010 reflect similar trends as those experienced during the year ended December 31, 2009. As of February 28, 2010, we had total assets of approximately $6.2 billion, total loans of approximately $1.1 billion, total deposits of approximately $1.8 billion, and stockholders’ equity of approximately $383.4 million. We also had, as of February 28, 2010, approximately $1.7 billion of trust assets managed and approximately $1.3 billion of customer investment assets gathered.

•	As of February 28, 2010, book value per share was $13.05 and tangible common equity to tangible assets was 5.02%.

Financial highlights for the two-month period ended February 28, 2010 also include the following:

•	Net interest income for the two-month period ended February 28, 2010, increased 4.5% or approximately $878,000, to approximately $20.4 million compared to the same period in 2009. Total interest income for the two-month period ended February 28, 2010 decreased 16.9% or approximately $9.6 million, to approximately $47.1 million, primarily reflecting the sale of certain higher yielding securities as part of the restructuring of our investment portfolio and holding higher levels of cash during the period. Total interest expense for the two-month period ended February 28, 2010 decreased 28.2% or approximately $10.5 million, to $26.7 million when compared to the same period in 2009, primarily as a result of a lower average cost on repurchase agreements.

•	Core banking and financial service revenue for the two-month period ended February 28, 2010, increased 8.7% or approximately $382,000, to approximately $4.8 million compared to the same period in 2009, primarily reflecting increases in financial services and banking services offset by decreases in investment banking services and mortgage banking activities.

•	Non-interest expenses for the two-month period ended February 28, 2010, increased 7.3% or approximately $916,000, to approximately $13.5 million compared to the same period in 2009, largely the result of the industry-wide increase in FDIC insurance assessments.

•	Retail deposits as of February 28, 2010, increased 27.5% or approximately $314.6 million, to approximately $1.5 billion compared to the same period in 2009, benefiting from expanded market share which enabled us to reduce higher cost brokered and institutional deposits.

•	Brokered deposits as of February 28, 2010, decreased 62.4% or approximately $264.2 million, to approximately $159.4 million, and other wholesale institutional deposits as of February 28, 2010, decreased 12.3% or approximately $21.3 million, to approximately $152.5 million, in each case compared to February 28, 2009.

•	Mortgage production and purchases for the two-month period ended February 28, 2010 decreased 20.0% or approximately $8.2 million, to approximately $32.8 million, and commercial loan production for the two-month period ended February 28, 2010, decreased 24.2% or approximately $1.3 million, to approximately $4.0 million, in each case compared to the two-month period ended February 28, 2009. We sell most of our conforming mortgages, which represented approximately 90% of our production during the two-month period, into the secondary market, retaining servicing rights. As a result, mortgage banking activities reflect originations as well as a growing servicing portfolio.

•	Net credit losses for the two-month period ended February 28, 2010, decreased 11.4% or approximately $117,000, to approximately $909,000, representing 0.48% of average loans outstanding versus 0.51% for the same period in 2009. The allowance for loan losses stood at approximately $25.0 million (2.18% of total loans) as of February 28, 2010, compared to approximately $14.8 million (1.22% of total loans) as of February 28, 2009.

•	We maintain regulatory capital ratios well above the requirements for a well-capitalized institution. At February 28, 2010, the Leverage Capital Ratio was 6.45%, Tier-1 Risk-Based Capital Ratio was 19.96%, and Total Risk-Based Capital Ratio was 21.13%.

	Two-Month Period Ended February 28,
	2010	2009
STATEMENT OF OPERATIONS DATA	(unaudited)
	(In thousands)

Net interest income	$20,366	$19,488
Provision for loan losses	2,662	1,500
Net interest income after provision for loan losses	17,704	17,988
Total non-interest income	4,792	4,764
Total non-interest expense	13,543	12,627
Income before income taxes	8,953	10,125
Income tax expense	1,013	647
Net income	7,940	9,478

Increase in Authorized Shares

Our Board of Directors has approved an amendment of our Certificate of Incorporation that increases the number of authorized shares of common stock from 40,000,000 to 100,000,000 and the number of authorized shares of preferred stock from 5,000,000 to 10,000,000. This amendment of our Certificate of Incorporation is subject to the approval of the stockholders of record on March 5, 2010 and will be voted on at our annual meeting of stockholders on April 30, 2010.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-9 of this prospectus supplement and in the “Risk Factors” section included in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of our common stock, please refer to the section of this prospectus supplement entitled “Description of Capital Stock.”

Common stock offered	shares
Common stock outstanding after this offering	shares(1)(2)
Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.
Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, which may include funding organic and acquisition growth opportunities, including possible participation in government assisted transactions in Puerto Rico. We may also contribute a portion of the net proceeds in the form of capital to Oriental Bank and Trust, which will use such amounts to bolster its regulatory capital needs and for general corporate purposes. For a more complete description, see “Use of Proceeds.”
Dividends	Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on the common stock, we are not required to do so. We expect to continue to pay dividends but our ability to pay future dividends at current levels will necessarily depend upon our earnings, financial condition, and market conditions. On March 2, 2010, we declared a quarterly cash dividend of $0.04 per share of common stock for the first quarter ending March 31, 2010, payable on April 15, 2010 to the holders of record on March 31, 2010.
Conflict of interest	Oriental Financial Services Corp. has a conflict of interest as defined in Rule 2720(f)(5)(B) of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with FINRA Rule 2720. No underwriter having a FINRA Rule 2720 conflict of interest will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder. Neither Keefe, Bruyette & Woods, Inc., who will act as sole book-running underwriter, nor any affiliates of Keefe, Bruyette & Woods, Inc., has a conflict of interest as defined in Rule 2720. Therefore, a qualified independent underwriter will not be necessary for this offering.
Market and trading symbol	Our common stock is listed and traded on the NYSE under the symbol “OFG.”
Settlement date	Delivery of shares of our common stock will be made against payment therefor on or about March , 2010.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 24,241,239 shares of common stock outstanding as of March 12, 2010.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option and 129,193 shares of common stock issuable under our 2007 Omnibus Performance Incentive Plan (the “Omnibus Plan”).

Summary Selected Consolidated Financial Information

The following tables set forth selected consolidated financial data for us as of and for each of the years in the five-year period ended December 31, 2009. The following tables also set forth selected financial ratios and other information as to each of the years in the five-year period ended December 31, 2009. The selected statement of operations data for the years ended December 31, 2009, 2008 and 2007, and the selected statement of financial condition data as of December 31, 2009 and 2008, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus supplement. The selected statement of operations data for the year ended December 31, 2006 and the selected statement of financial condition data as of December 31, 2007 and 2006 have been derived from our audited financial statements that are not included in this prospectus supplement. In 2005, we changed our fiscal year-end from June 30 to December 31. Our predecessor auditor audited the twelve months ended June 30, 2005 and our current auditor audited the six months ended December 31, 2005. As a result the selected statement of operations data for the year ended December 31, 2005 and the selected statement of financial condition data as of December 31, 2005 have been derived from combining these two periods and have not been audited.

You should read the summary selected consolidated financial data presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus supplement.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except share, per share data and percentage)
					(unaudited)

STATEMENT OF OPERATIONS DATA:
Earnings
Interest income	$319,401	$339,039	$289,364	$232,311	$201,534
Interest expense	188,468	227,728	215,634	188,185	127,456

Net interest income	130,933	111,311	73,730	44,126	74,078
Provision for loan losses	15,650	8,860	6,550	4,388	3,412

Net interest income after provision for loan losses	115,283	102,451	67,180	39,738	70,666
Non-interest income (loss)	(1,988)	(12,242)	42,502	17,238	28,920
Non-interest expenses	83,378	72,742	66,859	63,713	57,856

Income (loss) before taxes	29,917	17,467	42,823	(6,737)	41,730
Income tax (benefit) expense	6,972	(9,323)	1,558	(1,631)	(2,168)

Net Income (loss)	22,945	26,790	41,265	(5,106)	43,898
Less: dividends on preferred stock	(4,802)	(4,802)	(4,802)	(4,802)	(4,802)

Income available (loss) to common shareholders	$18,143	$21,988	$36,463	$(9,908)	$39,096

Per Share and Dividends Data(1)
Earnings (loss) per common shares (diluted)	$0.75	$0.90	$1.50	$(0.40)	$1.56
Diluted weighted average common shares outstanding	24,306	24,327	24,367	24,663	25,083
Book value per common share	$10.82	$7.96	$12.08	$10.98	$11.13
Tangible book value per common share	$10,74	$7.88	$12.00	$10.90	$11.05
Market price at end of period	$10.80	$6.05	$13.41	$12.95	$12.36
Cash dividends declared per common share	$0.16	$0.56	$0.56	$0.56	$0.56

STATEMENT OF FINANCIAL CONDITION DATA:
Investments and Loans
Investment securities	$4,974,269	$3,945,626	$4,585,610	$2,992,236	$3,476,767
Loans and leases (including loans held-for-sale), net	1,140,069	1,219,112	1,179,566	1,212,370	903,308
Securities sold but not yet delivered	—	834,976	—	6,430	44,009

Deposits and Borrowings
Deposits	$1,745,501	$1,785,300	$1,246,420	$1,232,988	$1,298,568
Repurchase agreements	3,557,308	3,761,121	3,861,411	2,535,923	2,427,880
Other borrowings	472,849	373,718	395,441	247,140	404,921
Securities purchased but not yet received	413,359	398	111,431	—	43,354

Stockholders’ Equity
Preferred equity	$68,000	$68,000	$68,000	$68,000	$68,000
Common equity	262,166	193,317	291,461	268,426	273,791

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except share, per share data and percentage)
					(unaudited)

Asset Quality
Allowance for loan losses to period-end loans	2.00%	1.16%	0.85%	0.66%	0.73%
Allowance for loan losses to period-end non-performing loans	22.3%	18.5%	15.4%	20.9%	23.3%
Non-performing assets to period-end loans and OREO(2)	9.70%	6.97%	5.89%	3.52%	3.63%
Net charge-offs to average loans	0.57%	0.39%	0.37%	0.28%	0.49%

Capital Ratios
Tangible common equity to tangible assets(3)	3.97%	3.08%	4.82%	6.09%	5.98%
Leverage capital	6.52%	6.38%	6.69%	8.42%	10.13%
Tier 1 risk-based capital	18.79%	17.11%	18.59%	21.57%	34.70%
Total risk-based capital	19.84%	17.73%	19.06%	22.04%	35.22%

SELECTED FINANCIAL RATIOS AND OTHER INFORMATION:
Return on average assets	0.35%	0.43%	0.76%	(0.11)%	0.77%
Return on average common equity	7.16%	9.51%	13.52%	(3.59)%	11.54%
Efficiency ratio	51.74%	52.65%	65.93%	84.69%	66.12%
Net interest margin	2.14%	1.86%	1.44%	0.98%	1.78%
Number of financial centers	21	23	25	25	24

Trust assets managed	$1,818,498	$1,706,286	$1,962,226	$1,848,596	$1,875,300
Broker-dealer assets gathered	1,269,284	1,195,739	1,281,168	1,143,668	1,132,286

Assets managed	3,087,782	2,902,025	3,243,394	2,992,264	3,007,586
Assets owned	6,550,833	6,205,536	5,999,855	4,371,986	4,546,949

Total financial assets managed and owned	$9,638,615	$9,107,561	$9,243,249	$7,364,250	$7,554,535

(1)	Per share related information has been retroactively adjusted to reflect stock splits and stock dividends, when applicable.

(2)	Non-performing assets include loans 90 days past due.

(3)	Tangible common equity to tangible assets is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus supplement and accompanying prospectus, including the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our financial statements and related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business, financial condition and results of operations.

Risks Related to Business

We may incur a significant impairment charge in connection with a decline in the market value of our investment securities portfolio, including our non-agency collateralized mortgage obligations and structured credit investments.

The majority of our earnings come from our Treasury business segment, which encompasses our investment securities portfolio. The determination of fair value for investment securities involves significant judgment due to the complexity of factors contributing to the valuation, many of which are not readily observable in the market. In addition, we utilize and review information obtained from third-party sources to measure fair values. Third-party sources also use assumptions, judgments and estimates in determining securities values, and different third parties may provide different prices for securities. Moreover, depending upon, among other things, the measurement date of the security, the subsequent sale price of the security may be different from its recorded fair value. These differences may be significant, especially if the security is sold during a period of illiquidity or market disruption.

When the fair value of a security declines, management must assess whether the decline is “other-than-temporary.” When the decline in fair value is deemed “other-than-temporary,” the amortized cost basis of the investment security is reduced to its then current fair value. On April 1, 2009, we adopted FASB Accounting Standard Codification (“ASC”) 320-10-65-1, which changed the accounting requirements for other than temporary impairments for debt securities and, in certain circumstances, separates the amount of total impairment into credit and noncredit-related amounts. The review takes into consideration current market conditions, issuer rating changes and trends, the credit worthiness of the obligator of the security, current analysts’ evaluations, failure of the issuer to make scheduled interest or principal payments, our intent to not sell the security or whether it is more-likely-than-not that we will be required to sell the debt security before its anticipated recovery, as well as other qualitative factors. The term “other than temporary impairments” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Any portion of a decline in value associated with credit loss is recognized in income with the remaining noncredit-related component being recognized in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, computed using original yield as the discount rate, to the amortized cost basis of the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss.” Such impairment charges reflect non-cash losses at the time of recognition. Subsequent disposition or sale of such assets could further affect our future results of operations, as they are based on the difference between the sale prices received and adjusted amortized cost of such assets at the time of sale. The review of whether a decline in fair value is other-than-temporary considers numerous factors and many of these factors involve significant judgment.

Changes in interest rates may hurt our business.

Changes in interest rates is one of the principal market risks affecting us. Our income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies (in particular, the Federal Reserve). Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the prepayment speed of loans, the value of loans and investment securities, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits or other sources of funding.

We are at risk because most of our business is conducted in Puerto Rico, which is experiencing a downturn in the economy and in the real estate market.

Because most of our business activities are conducted in Puerto Rico and a substantial portion of our credit exposure is in Puerto Rico, we are at risk from adverse economic, political or business developments and natural hazards that affect Puerto Rico. Since 2006, the Puerto Rico economy has been experiencing recessionary conditions. Based on information published by the Puerto Rico Planning Board, the Puerto Rico real gross national product decreased 3.7% during the fiscal year ended June 30, 2009.

The Commonwealth of Puerto Rico government is currently addressing a fiscal deficit. It is implementing a multi-year budget plan for reducing the deficit, as its access to the municipal bond market and its credit ratings depend, in part, on achieving a balanced budget. Some of the measures implemented by the government included reducing expenses, including public-sector employment through employee layoffs. Since the government is an important source of employment on the Island, these measures could have the effect of intensifying the current recessionary cycle. The Puerto Rico Labor Department reported an unemployment rate of 14.3% for December 2009, compared with an unemployment rate of 13.1% for December 2008.

Pursuant to the Declaration of Fiscal Emergency and Omnibus Plan for Economic Stabilization and Restoration of the Puerto Rican Credit Act of March 2, 2009, for tax years beginning after December 31, 2008, and ending before January 1, 2012, every corporation engaged in trade or business in Puerto Rico, including banks, insurance companies, and international banking entities, will be subject to an additional 5% surcharge on corporate income tax. This temporary tax was enacted as a measure to generate additional revenues to address the fiscal crisis that the government of Puerto Rico is currently facing.

A period of reduced economic growth or a recession has historically resulted in a reduction in lending activity and an increase in the rate of defaults in commercial loans, consumer loans and residential mortgages. A recession may have a significant adverse impact on our net interest income and fee income. We may also experience significant losses on the loan portfolio due to a higher level of defaults on commercial loans, consumer loans and residential mortgages.

The decline in Puerto Rico’s economy has had an adverse effect in the credit quality of our loan portfolios as delinquency rates have increased in the short-term and may continue to increase until the economy stabilizes. Among other things, we have experienced an increase in the level of our non-performing assets and loan loss provision, which adversely affects our profitability. If the decline in economic activity continues, additional increases in the allowance for loan losses could be necessary and there could be further adverse effects on our profitability. The reduction in consumer spending may also continue to impact growth in our other interest and non-interest revenue sources.

The level of real estate prices in Puerto Rico had been more stable than in other U.S. markets, but the current economic environment has accelerated the devaluation of properties and has increased portfolio delinquency when compared with previous periods. Additional economic weakness in Puerto Rico and the U.S. mainland could further pressure residential property values, loan delinquencies, foreclosures and the cost of repossessing and disposing of real estate collateral. The housing market has suffered a substantial slowdown in sales activity in recent quarters.

Financial results are constantly exposed to market risk.

Market risk refers to the probability of variations in the net interest income or the fair value of assets and liabilities due to changes in interest rates, currency exchange rates or equity prices. Despite the varied nature of market risks, the primary source of this risk to us is the impact of changes in interest rates on net interest income.

Net interest income is the difference between the revenue generated on earning assets and the interest cost of funding those assets. Depending on the duration and repricing characteristics of the assets, liabilities and off-balance sheet items, changes in interest rates could either increase or decrease the level of net interest income. For any given period, the pricing structure of the assets and liabilities is matched when an equal amount of such assets and liabilities mature or reprice in that period.

We use an asset-liability management software to project future movements in our balance sheet and income statement. The starting point of the projections generally corresponds to the actual values of the balance sheet on the date of the simulations. These simulations are highly complex, and use many simplifying assumptions.

We are subject to interest rate risk because of the following factors:

•	Assets and liabilities may mature or reprice at different times. For example, if assets reprice slower than liabilities and interest rates are generally rising, earnings may initially decline.

•	Assets and liabilities may reprice at the same time but by different amounts. For example, when the general level of interest rates is rising, we may increase rates charged on loans by an amount that is less than the general increase in market interest rates because of intense pricing competition. Also, basis risk occurs when assets and liabilities have similar repricing frequencies but are tied to different market interest rate indices that may not move in tandem.

•	Short-term and long-term market interest rates may change by different amounts, i.e., the shape of the yield curve may affect new loan yields and funding costs differently.

•	The remaining maturity of various assets and liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the securities available-for-sale portfolio may prepay significantly earlier than anticipated, which could reduce portfolio income. If prepayment rates increase, we would be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant impact on mortgage-backed securities and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios.

•	Interest rates may have an indirect impact on loan demand, credit losses, loan origination volume, the value of financial assets and financial liabilities, gains and losses on sales of securities and loans, the value of mortgage servicing rights and other sources of earnings.

In limiting interest rate risk to an acceptable level, management may alter the mix of floating and fixed rate assets and liabilities, change pricing schedules, adjust maturities through sales and purchases of investment securities, and enter into derivative contracts, among other alternatives. We may suffer losses or experience lower spreads than anticipated in initial projections as management implement strategies to reduce future interest rate exposure.

The hedging transactions we enter into may not be effective in managing the exposure to market risk, including interest rate risk.

We offer certificates of deposit with an option tied to the performance of the Standard & Poor’s 500 stock market index and we use derivatives, such as option agreements with major broker-dealer companies, to manage our exposure to changes in the value of the index. We may also use derivatives, such as interest rate swaps, to manage part of our exposure to market risk caused by changes in interest rates. The derivative instruments that we may utilize also have their own risks, which include: (1) basis risk, which is the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost; (2) credit or default risk, which is the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder; and (3) legal risk, which is the risk that we are unable to enforce certain terms of such instruments. All or any of such risks could expose us to losses.

If a counterparty to a derivative contract fails to perform, our credit risk is equal to the net fair value of the contract. Although we deal with counterparties that have high quality credit ratings at the time we enter into the counterparty relationships, there can be no assurances that our counterparties will have the ability to perform under their contracts. If a counterparty fails to perform, including as a result of the bankruptcy or insolvency of a counterparty, we would incur losses as a result.

Our risk management policies, procedures and systems may be inadequate to mitigate all risks inherent in our various businesses

A comprehensive risk management function is essential to the financial and operational success of our business. The types of risk we monitor and seek to manage include, but are not limited to, operational risk, market risk, fiduciary risk, legal and compliance risk, liquidity risk and credit risk. We have adopted various policies, procedures and systems to monitor and manage risk. There can be no assurance that those policies, procedures and systems are adequate to identify and mitigate all risks inherent in our various businesses. In addition, our businesses and the markets in which we operate are continuously evolving. If we fail to fully understand the implications of changes in our business or the financial markets and to adequately or timely enhance our risk framework to address those changes, we could incur losses.

A prolonged economic downturn or recession or a continuing decline in the real estate market would likely result in an increase in delinquencies, defaults and foreclosures and in a reduction in loan origination activity which would adversely affect our financial results

The residential mortgage loan origination business has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of lower volumes and industry-wide losses. The market for residential mortgage loan originations is currently in decline, and this trend could also reduce the level of mortgage loans that we may originate in the future and may adversely impact our business. During periods of rising interest rates, refinancing originations for many mortgage products tend to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced. In addition, the residential mortgage loan origination business is impacted by home values. A recent trend of decreasing values in certain housing segments has also been noted. There is a risk that a reduction in housing values could negatively impact our loss levels on the mortgage portfolio because the value of the homes underlying the loans is a primary source of repayment in the event of foreclosure.

Any sustained period of increased delinquencies, foreclosures or losses could harm our ability to sell loans, the price we receive on the sale of such loans, and the value of our mortgage loan portfolio, all of which could have a negative impact on our results of operations and financial condition. In addition, any material decline in real estate values would weaken our collateral loan-to-value ratios and increase the possibility of loss if a borrower defaults.

A continuing decline in the real estate market in the U.S. mainland and ongoing disruptions in the capital markets may harm our investment securities and wholesale funding portfolios

The housing market in the U.S. is undergoing a correction of historic proportions. After a period of several years of booming housing markets, fueled by liberal credit conditions and rapidly rising property values, the sector has been in the midst of a substantial correction since early 2007. The general level of property values in the U.S., as measured by several indices widely followed by the market, has declined. These declines are the result of ongoing market adjustments that are aligning property values with income levels and home inventories. The supply of homes in the market has increased substantially, and additional property value decreases may be required to clear the overhang of excess inventory in the U.S. market.

Our business could be adversely affected if we cannot maintain access to stable funding sources

Our business requires continuous access to various funding sources. While we are able to fund our operations through deposits as well as through advances from the Federal Home Loan Bank of New York and other alternative sources, our business is significantly dependent upon other wholesale funding sources, such as repurchase agreements and brokered deposits. While most of our repurchase agreements have been structured with initial terms to maturity of between three and ten years, the counterparties have the right to exercise put options before the contractual maturities.

Brokered deposits are typically sold through an intermediary to small retail investors. Our ability to continue to attract brokered deposits is subject to variability based upon a number of factors, including volume and volatility in the global securities markets, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. Brokered deposits are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Investors in brokered deposits are generally more sensitive to interest rates and will generally move funds from one depository institution to another based on small differences in interest rates offered on deposits.

Although we expect to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In a period of financial disruption such as the one currently being experienced in the U.S. financial system, or if negative developments occur with respect to us, the availability and cost of our funding sources could be adversely affected. In that event, our cost of funds may increase, thereby reducing our net interest income, or we may need to dispose of a portion of our investment portfolio, which, depending upon market conditions, could result in realizing a loss or experiencing other adverse accounting consequences upon the dispositions. Our efforts to monitor and manage liquidity risk may not be successful to deal with dramatic or unanticipated changes in the global securities markets or other reductions in liquidity driven by us or market related events. In the event that such sources of funds are reduced or eliminated and we are not able to replace them on a cost-effective basis, we may be forced to curtail or cease our loan origination business and treasury activities, which would have a material adverse effect on our operations and financial condition.

Our decisions regarding credit risk and the allowance for loan losses may materially and adversely affect our business and results of operations

Making loans is an essential element of our business and there is a risk that our loans will not be repaid. This default risk is affected by a number of factors, including:

•	the duration of the loan;

•	credit risks of a particular borrower;

•	changes in economic or industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We strive to maintain an appropriate allowance for loan losses to provide for probable losses inherent in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors such as default frequency, internal risk ratings, expected future cash collections, loss recovery rates and general economic factors, among others, as are the size and diversity of individual credits. Our methodology for measuring the adequacy of the allowance relies on several key elements which include a specific allowance for identified problem loans, a general systematic allowance, and an unallocated allowance.

Although we believe that our allowance for loan losses is currently sufficient given the constant monitoring of the risk inherent in our loan portfolio, there is no precise method of predicting loan losses and therefore we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. In addition, the FDIC as well as the Office of the Commissioner of Financial Institutions of Puerto Rico may require us to establish additional reserves. Additions to the allowance for loan losses would result in a decrease of our net earnings and capital and could hinder our ability to pay dividends.

We are subject to default and other risks in connection with our mortgage loan originations

From the time that we fund the mortgage loans we originate to the time we sell them, we are generally at risk for any mortgage loan defaults. Once we sell the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, we make representations and warranties to the purchasers and insurers of mortgage loans relating to the validity of such loans. If there is a breach of any of these representations or warranties, we may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, we incur higher liquidity risk with respect to the nonconforming mortgage loans originated by us, because of the lack of a favorable secondary market in which to sell them.

Competition with other financial institutions could adversely affect our profitability

We face substantial competition in originating loans and in attracting deposits and assets to manage. The competition in originating loans and attracting assets comes principally from other U.S., Puerto Rico and foreign banks, investment advisors, broker/dealers, mortgage banking companies, consumer finance companies, credit unions, insurance companies, and other institutional lenders and purchasers of loans. We will encounter greater competition as we expand our operations. Increased competition may require us to increase the rates we pay on deposits or lower the rates we charge on loans which could adversely affect our profitability.

Legislative and other measures that may be taken by Puerto Rico governmental authorities could materially increase our tax burden or otherwise adversely affect our financial condition, results of operations or cash flows

We operate an international banking entity pursuant to the International Banking Center Regulatory Act of Puerto Rico that provides us with significant tax advantages. Our international banking entity has the benefits of exemptions from Puerto Rico income taxes on interest earned on, or gain realized from the sale of, non-Puerto Rico assets, including U.S. government obligations and certain mortgage backed securities. This exemption has allowed us to have effective tax rates significantly below the maximum statutory tax rates. In the past, the legislature of Puerto Rico has considered proposals to curb the tax benefits afforded to international banking entities. In the event legislation passed in Puerto Rico to eliminate or modify the tax exemption enjoyed by international banking entities, the consequences could have a materially adverse impact on us, including increasing our tax burden or otherwise adversely affecting our financial condition, results of operations or cash flows.

Competition in attracting talented people could adversely affect our operations

We depend on our ability to attract and retain key personnel and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key managers may adversely affect our operations. Our success to date has been influenced strongly by our ability to attract and retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies.

We may engage in FDIC-assisted transactions, which could present risk to our business

We may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. Although these transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we would still be subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these transactions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated transaction, we may face additional risk in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We may not be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have a material effect on our business, financial condition and results of operations.

Changes in accounting standards issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies may adversely affect our financial statements

Our financial statements are subject to the application of our accounting principles generally accepted in the United States (“GAAP”), which are periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by FASB. Market conditions have prompted accounting standard setters to promulgate new guidance which further interprets or seeks to revise accounting pronouncements related to financial instruments, structures or transactions as well as to issue new standards expanding disclosures. The impact of accounting developments that have been issued but not yet implemented is disclosed in our annual reports on Form 10-K and our quarterly reports on Form 10-Q. An assessment of proposed standards is not provided as such proposals are subject to change through the exposure process and, therefore, the effects on our financial statements cannot be meaningfully assessed. It is possible that future accounting standards that we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material effect on our financial condition and results of operations.

The Company will likely be classified as a passive foreign investment company for United States federal income tax purposes, which would subject United States investors in the shares of common stock to adverse tax consequences.

In light of our significant portfolio of investment securities and taking into account the proceeds from this offering, the Company will likely be classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the current taxable year and may be a PFIC in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of the Company’s income and the value of the Company’s active versus passive assets. The overall level of the Company’s passive assets will be significantly affected by changes in the amount of the Company’s cash, cash equivalents and, securities held for investment, each of which may be classified as passive assets under the PFIC rules. If the Company were to be or become classified as a PFIC, a U.S. Holder (as defined in “Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of shares of common stock and on the receipt of distributions on the shares of common stock to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. See the section entitled “Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of shares of common stock if we are classified as a PFIC, including the possibility of making a “mark-to-market” election.

Risks Related to the Bank Regulatory Matters

We are subject to extensive regulation, examination, supervision, and potential enforcement actions by bank regulatory authorities.

As a bank holding company, we are subject to extensive regulation, examination, and potential enforcement actions by the Federal Reserve and Puerto Rico banking authorities. Our depository institution subsidiaries are also be subject to extensive regulations, examination and potential enforcement actions by applicable regulators. This regulation affects our operations and our subsidiaries. Potential investors should understand that the primary objective of the bank regulatory regime is the protection of depositors, not the protection of stockholders and investors. Any change in applicable federal or Puerto Rico laws or regulations could significantly affect our powers, authority and operations, and could have a material adverse effect on our financial condition and results of operations.

The banking regulators have broad and largely discretionary powers, which include prohibiting “unsafe or unsound” practices; requiring affirmative actions to correct any violation or practice; issuing administrative orders that can be judicially enforced; directing increases in capital; directing the sale of subsidiaries or other assets; limiting dividends and distributions; restricting growth; assessing civil monetary penalties; removing officers and directors; terminating deposit insurance; and granting or withholding required approvals for a wide range of corporate and operational matters. These actions and other regulatory requirements could have a material adverse effect on an investment in us.

Banking laws require regulatory approvals and impose other requirements on any investor that is deemed to control us.

Any party that is deemed to “control” us for bank regulatory purposes would become subject to prior approval requirements and/or ongoing regulation and supervision. Applicable laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act. As a general matter, any investment in 10% or more of any class of our voting securities would require prior approval of the regulators. However, regulatory determinations of “control” are based on all of the relevant facts and circumstances and could occur at ownership levels less than 10%. For purposes of these laws, the regulators will aggregate ownership interests held by affiliated parties or parties deemed acting in concert.

The FDIC could condition our ability to acquire a failed depository institution on compliance by us and certain of our investors with additional requirements.

We may seek to acquire one or more failed depository institutions from the FDIC. As the agency responsible for resolving failed depository institutions, the FDIC has the discretion to determine whether a party is qualified to bid on a failed institution. On August 26, 2009, the FDIC adopted a Statement of Policy on Qualifications for Failed Bank Acquisitions (the “Statement of Policy”). The Statement of Policy sets forth a number of significant restrictions and requirements as a condition to the participation by certain “private investors” and institutions in the acquisition of failed depository institutions from the FDIC. If the Statement of Policy were deemed to apply to us, and we or our investors were unwilling to comply with conditions imposed by the FDIC, then we would not be permitted to acquire failed institutions from the FDIC.

As a bank holding company, we may be liable for an undercapitalized depository institution subsidiary.

Under federal law, any depository institution that becomes less than adequately capitalized must file an acceptable capital plan with its regulators. A bank holding company will be required to guarantee the capital plan filed by its subsidiary depository institution. If the subsidiary defaults under the plan, then the bank holding company may be required to contribute to the capital of the subsidiary an amount equal to the lesser of 5% of the bank’s assets at the time it became undercapitalized or the amount necessary to bring the subsidiary into compliance with applicable capital standards.

Because of stresses on the Deposit Insurance Fund, the FDIC has recently imposed, and could impose in the future, additional assessments on the banking industry.

The current financial crisis has caused the Deposit Insurance Fund administered by the FDIC to fall below required minimum levels. Because the FDIC replenishes the Deposit Insurance Fund through assessments on the banking industry, we anticipate that the FDIC will likely maintain relatively high deposit insurance premiums for the foreseeable future. The FDIC has recently imposed a special deposit insurance assessment on the banking industry, and there can be no assurance that it will not do so again. It has also required banking organizations to “pre-pay” deposit insurance premiums in order to replenish the liquid assets of the Deposit Insurance Fund, and may impose similar requirements in the future. High insurance premiums and special assessments will adversely affect our profitability.

Changes in laws, regulations or policies could adversely affect us and our investors.

Federal, state, and local legislators and regulators regularly introduce measures or take actions that would modify the regulatory requirements applicable to banks, thrifts, their holding companies, and other financial institutions. For example, the U.S. Congress is currently considering various proposals that would involve broad changes in the structure of the federal financial regulatory system. Changes in laws, regulations, or regulatory policies could change the operating environment for us in substantial and unpredictable ways.

Risks Related to Our Common Stock and this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	our past and future dividend practice;

•	our financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to stockholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series.

The market price of our common stock could decline as a result of this offering as well as sales of shares of our common stock made after this offering. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if Oriental Bank and Trust’s capital ratios fall below the required minimums, we or Oriental Bank and Trust could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

You may not receive dividends on the common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of the law of the Commonwealth of Puerto Rico and provisions of our amended and restated articles of incorporation and amended and restated by-laws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our amended and restated articles of incorporation authorizes our Board of Directors to issue additional series of preferred stock and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, which may include funding organic and acquisition growth opportunities, including possible participation in government assisted transactions in Puerto Rico. We may also contribute a portion of the net proceeds in the form of capital to Oriental Bank and Trust, which will use such amounts to bolster its regulatory capital needs and for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization, per share common stock book value and regulatory capital ratios, each as of December 31, 2009 and as adjusted to give effect to the issuance of the common stock offered hereby.

	As of December 31, 2009
	Actual	As Adjusted(1)
	(In thousands,
	except share and
	per share data)

Total debt and borrowings	$4,030,157		$4,030,157

Stockholders’ equity
Preferred stock, par value $1.00 per share; 5,000,000 shares authorized(2); 1,340,000 shares of Noncumulative Monthly Income Preferred Stock, Series A issued and outstanding; 1,380,000 shares of Noncumulative Monthly Income Preferred Stock, Series B issued and outstanding	68,000		68,000
Common stock, par value $1.00 per share; 40,000,000 shares authorized(2); 25,739,397 shares issued and; 24,235,088 shares outstanding; actual; shares issued and shares outstanding, as adjusted	25,739
Additional paid-in capital	213,445
Retained earnings (deficit)	77,584
Legal surplus	45,279
Treasury stock, at cost 1,504,309 shares	(17,142)		(17,142)

Total stockholders’ equity	330,166

Total capitalization	$4,360,323	$

Per share of common stock
Book value per share	$10.82	$
Tangible book value per share	$10.74	$

Capital ratios
Tangible common equity to tangible assets	3.97%			%
Tier 1 leverage ratio	6.52%			%
Tier 1 risk-based ratio	18.79%			%
Total risk-based capital ratio	19.84%			%

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, common stock and additional paid-in capital will increase to $ and $ , respectively.

(2)	Our Board of Directors has approved an amendment of our Certificate of Incorporation that increases the number of authorized shares of common stock from 40,000,000 to 100,000,000 and the number of authorized shares of preferred stock from 5,000,000 to 10,000,000. This amendment of our Certificate of Incorporation is subject to the approval of the stockholders of record on March 5, 2010 and will be voted on at our annual meeting of stockholders on April 30, 2010.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on NYSE under the symbol “OFG.” As of March 12, 2010, the last reported sale price of our common stock on NYSE was $11.91. As of March 12, 2010, there were approximately 116 stockholders of record.

The following table presents the high and low closing sales price per share of our common stock during certain periods, as reported on NYSE, and the cash dividends declared on the common stock.

			Dividends
	High	Low	per Share

2010
First Quarter (through March 12, 2010)	$12.52	$10.00	$0.04 (1)

2009
First Quarter	$7.38	$0.91	$0.04
Second Quarter	11.27	4.88	0.04
Third Quarter	15.41	7.48	0.04
Fourth Quarter	12.75	9.50	0.04

2008
First Quarter	$23.28	$12.79	$0.14
Second Quarter	20.57	14.26	0.14
Third Quarter	20.99	14.21	0.14
Fourth Quarter	18.56	5.37	0.14

(1)	On March 2, 2010, we declared a quarterly cash dividend of $0.04 per share of common stock for the first quarter ending March 31, 2010, payable on April 15, 2010 to the holders of record on March 31, 2010.

DIVIDEND POLICY

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on the common stock, we are not required to do so. We expect to continue to pay dividends but our ability to pay future dividends at current levels will necessarily depend upon our earnings, financial condition, and market conditions. On March 2, 2010, we declared a quarterly cash dividend of $0.04 per share of common stock for the first quarter ending March 31, 2010, payable on April 15, 2010 to the holders of record on March 31, 2010.

It is Federal Reserve policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also Federal Reserve policy that bank holding companies should not maintain dividend levels that undermine the company’s ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Furthermore, under the federal Prompt Corrective Action regulations, the Federal Reserve or the FDIC may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

DESCRIPTION OF CAPITAL STOCK

The following description is a general summary of the terms of our capital stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated by-laws. The description herein does not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our amended and restated articles of incorporation and amended and restated by-laws because they, and not the summaries, define the rights of holders of shares of our capital stock. You can obtain copies of our amended and restated articles incorporation and amended and restated by-laws by following the directions under the heading “Where You Can Find More Information.”

Authorized Capital

We are authorized to issue 40,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. Our Board of Directors has approved an amendment of our Certificate of Incorporation that increases the number of authorized shares of common stock from 40,000,000 to 100,000,000 and the number of authorized shares of preferred stock from 5,000,000 to 10,000,000. This amendment of our Certificate of Incorporation is subject to the approval of the stockholders of record on March 5, 2010 and will be voted on at our annual meeting of stockholders on April 30, 2010. The following is a summary of certain rights and privileges of the common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to our Certificate of Incorporation.

Common Stock

As of December 31, 2009, there were 25,739,397 shares of common stock issued, of which 24,235,088 are outstanding and 1,504,309 are held by us as treasury shares, and 550,000 shares are reserved for issuance under our Omnibus Plan, as amended and restated. As of that date, a total of 514,376 stock options are outstanding under our 1996, 1998 and 2000 Incentive Stock Option Plans, and 15,676 stock options and 53,609 restricted stock units were granted under the Omnibus Plan in 2009. The Omnibus Plan replaced and superseded our Incentive Stock Option Plans. All outstanding stock options under our Incentive Stock Option Plans continue in full force and effect, subject to their original terms. Our common stock is traded in the NYSE under the symbol “OFG.” The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At each annual meeting of stockholders in which more than one director is being elected, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by the stockholder for as many persons as there are directors to be elected and for whose election the stockholder has a right to vote, or to cumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his or her shares equals, or by distributing such votes on the same principle among any number of candidates.

Subject to the rights of holders of the outstanding shares of our 7.125% Noncumulative Monthly Income Preferred Stock, Series A, and our 7.0% Noncumulative Monthly Income Preferred Stock, Series B, and any other outstanding shares of preferred stock, in the event of the liquidation, dissolution or distribution of our assets, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. The common stock has no redemption, conversion or sinking fund privileges.

Subject to any dividend preferences which may be established with respect to any series of serial preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of us.

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of our serial preferred stock at the time of issuance. As of the date of this prospectus, there are 1,340,000 shares of our Series A Preferred Stock issued and outstanding and 1,380,000 shares of our Series B Preferred Stock issued and outstanding. The rights, preferences and privileges of the Series A and Series B Preferred Stock are substantially similar, except as to the dividend rate and optional redemption dates.

Restrictions on Acquisition of Oriental Financial Group

Restrictions in the Certificate of Incorporation and Bylaws

A number of provisions of our Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Certificate of Incorporation and Bylaws that might be deemed to have a potential “antitakeover” effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Board of Directors

Our Certificate of Incorporation contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Directors may be removed from office only with cause by an affirmative vote of not less than a majority of the votes eligible to be cast at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified. Our Bylaws govern nominations for election to the Board of Directors and provide that the Corporate Governance and Nominating Committee of the Board of Directors (the “Nominating Committee”) shall recommend to the Board of Directors the selection of management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the Board of Directors, upon the recommendation of the Nominating Committee, shall deliver written nominations to the Secretary at least 20 days prior to the date of the annual meeting. No nominations for directors, except those made by the Board of Directors upon the recommendation of the Nominating Committee, shall be voted upon at the annual meeting unless other nominations by stockholders are made in writing, together with the nominee’s qualifications for service and evidence of his or her willingness to serve on the Board of Directors, and delivered to the Secretary at least 120 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting. Ballots bearing the names of all the persons nominated by the Board of Directors and by stockholders shall be provided for use at the annual meeting. However, if the Board of Directors or the Nominating Committee fails or refuses to act at least 20 days prior to the annual meeting, nominations for directors may be made at the annual meeting by any stockholder entitled to vote and shall be voted upon.

Special Meetings of Stockholders and Stockholder Proposals

Our Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called at any time by the Chairman or the Vice Chairman of the Board, the President or by the Board of Directors, and shall be called by the Chairman or the Vice Chairman of the Board, the President or the Secretary upon the written request of the holders of not less than 20% of the paid-in capital entitled to vote at the meeting. The written request shall state the purpose or purposes of the meeting and shall be delivered at our principal offices addressed to the Chairman or Vice Chairman of the Board, the President or the Secretary.

Business Combinations

Our Certificate of Incorporation provides that the affirmative vote of the holders at least 75% of the total number of outstanding shares is required to approve any merger, reorganization or consolidation for which stockholder approval is required by applicable law, to the extent that such business combination is not approved by 80% of the members of the Board of Directors then in office.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our shares of common stock by U.S. Holders (as defined below) that will hold their shares of common stock as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who are Puerto Rican citizens or residents, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their shares of common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our shares of common stock.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares of common stock that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our shares of common stock and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax consequences of an investment in our shares of common stock.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our Company, will be treated as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash, cash equivalents, and securities held for investment purposes are generally categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In addition, under the PFIC regime, special rules apply to non-United States banks that qualify as “active foreign banks.” Under these rules, active foreign banks are permitted to classify loans made in the course of the conduct of banking business, and other certain interest bearing assets, as “active” rather “passive” assets. Although no assurances may be given, under the proposed Treasury regulations, the Company may qualify as an active foreign bank depending upon the composition of our income for the year.

In light of our significant portfolio of investment securities and taking into account the proceeds from this offering, the Company will likely be classified as a PFIC for United States federal income tax purposes for the current taxable year and may be a PFIC in subsequent taxable years. Whether we are or will be classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values (including among other items, the level of cash, cash equivalents, and securities held for investment purposes), and gross income (including whether such income is active versus passive income) for such taxable year, all of which are subject to change. Provided we are a PFIC for any taxable year during your holding period of shares of common stock, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply in future years, even if we cease to be a PFIC in subsequent years, unless you make a “mark-to-market” election (as described below). The discussion below under “Dividends” and “Sale or Other Disposition of Shares of Common Stock” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares of common stock, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares of common stock), and (ii) any gain realized on the sale or other disposition, including a pledge, of shares of common stock. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares of common stock;

•	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares of common stock and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder should consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares of common stock qualify as being regularly traded on a qualified exchange, such as the New York Stock Exchange. We believe that our shares of common stock should qualify as being regularly traded on such exchange, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include in income as ordinary income for each taxable year the excess, if any, of the fair market value of shares of common stock held at the end of the taxable year over the adjusted tax basis of such shares of common stock and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares of common stock over the fair market value of such shares of common stock held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the shares of common stock would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to any indirect interest in any lower-tier PFICs that we may own. A U.S. Holder who determines to make a mark-to-market election is urged to consult its tax advisor as the application and effect of the mark-to-market election.

In some cases, a U.S. Holder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election with respect to its shares of common stock.

If a U.S. Holder owns our shares of common stock during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621. In the case of a U.S. Holder who has held shares of common stock during any taxable year in respect of which we were classified as a PFIC and continue to hold such shares of common stock (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares of common stock.

Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing shares of common stock if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

If we are not a PFIC for any taxable year during which a U.S. Holder holds our shares of common stock, any cash distributions paid on our ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. A distribution in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares of common stock and as a capital gain to the extent it exceeds the U.S. Holder’s adjusted basis. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. If, as is likely to be the case, we are classified as a PFIC for United States federal income tax purposes for the current taxable year or any subsequent taxable year, we will not be treated as a qualified foreign corporation for these purposes in those taxable years in which we are classified as a PFIC, and, thus, a non-corporate recipient of dividend income will not be eligible for the favorable maximum United States federal income tax rate of 15%. Although no assurances can be given, we believe that we will be treated as a qualified foreign corporation for these purposes for any taxable year in which we are not classified as a PFIC. Dividends received on our shares of common stock will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes, provided that less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since our incorporation, we have not derived, nor do we expect to derive in the future, 25% or more of our gross income that is effectively connected with a trade or business in the United States. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends paid to such U.S. Holder. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of Shares of Common Stock

If we are not a PFIC for any taxable year during which a U.S. Holder holds our shares of common stock, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of shares of common stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such shares of common stock. Any capital gain or loss will be long-term if the shares of common stock have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Withholding Tax, Backup Withholding, and Information Reporting

Dividend payments with respect to the shares of common stock and proceeds from the sale or other disposition of the shares of common stock are not generally subject to U.S. withholding tax or backup withholding (provided that certain certification requirements are satisfied). Such dividends on and proceeds from the sale or other disposition of shares may be subject to information reporting to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through Keefe, Bruyette & Woods, Inc. and Oriental Financial Services Corp. Keefe, Bruyette & Woods, Inc. is acting as sole book-running managing underwriter and sole representative of the several underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc. as representative of the Underwriters, dated March   , 2010 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase from us, and we have agreed to sell to the Underwriters the number of shares of common stock listed next to its name in the following table (the “Initial Shares”):

Underwriter of Shares	Number

Keefe, Bruyette & Woods, Inc.
Oriental Financial Services Corp.

Total

In connection with this offering, the Underwriters or securities dealers may distribute the prospectus supplement and the accompanying prospectus to investors electronically.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all of the shares of the common stock are not sold at the public offering price, Keefe, Bruyette & Woods, Inc. may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase an additional            shares of common stock:

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters, will be approximately $400,000.

Over-allotment option

We have granted the Underwriters an option to buy up to           additional shares of our common stock (the “Option Shares”), at the public offering price less underwriting discounts and commissions and less an amount per share equal to any dividends or distributions declared by us and payable on the Initial Shares, but not on the Option Shares. The Underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the Underwriters exercise this option, each Underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase a number of additional shares of our common stock proportionate to such Underwriter’s initial amount relative to the total amount reflected in the above table.

No sales of similar securities

We and our executive officers and directors, have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe, Bruyette & Woods, Inc., subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days from the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price stabilization and short positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time without notice. The Underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)       to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)       to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d)       in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a)       it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

CONFLICT OF INTEREST

Oriental Financial Services Corp. has a conflict of interest as defined in FINRA Rule 2720(f)(5)(B). Accordingly, this offering will be made in compliance with FINRA Rule 2720. No underwriter having a Rule 2720 conflict of interest will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder. Neither Keefe, Bruyette & Woods, Inc., who will act as sole book-running underwriter, nor any affiliates of Keefe, Bruyette & Woods, Inc., has a conflict of interest as defined in Rule 2720. Therefore, a qualified independent underwriter will not be necessary for this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by McConnell Valdés LLC, San Juan, Puerto Rico and certain legal matters about us and with respect to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters with respect to this offering will be passed upon for the underwriters by Patton Boggs LLP, Washington, D.C.

EXPERTS

Our consolidated statements of financial condition as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, included in our 2009 Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Common Stock
Preferred Stock

Oriental Financial Group Inc. is a diversified financial holding company headquartered in San Juan, Puerto Rico. We may offer and sell from time to time in one or more offerings common stock and one or more series of preferred stock, separately or together, with an aggregate offering price of up to $200,000,000 in amounts, at prices, and on terms determined at the time of offering.

This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information in this prospectus.

You should carefully read this prospectus and any applicable prospectus supplement together with the information described under “Where You Can Find More Information” in this prospectus before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

Our common stock is listed on the New York Stock Exchange under the symbol “OFG.”

Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of Oriental Bank and Trust or any of our non-banking subsidiaries, and are not insured by the FDIC or any other governmental agency and may lose value.

These securities may be offered and sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

The date of this prospectus is July 31, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a shelf registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total aggregate amount of $200,000,000.

This prospectus gives you a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with the information described under “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s website or at the SEC’s public reference room described under “Where You Can Find More Information.”

When you acquire any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and in the applicable prospectus supplement, including the information incorporated by reference herein and therein. Reference to a prospectus supplement means the prospectus supplement describing the specific terms of the securities you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified. Neither we, nor any underwriters or agents whom we may from time to time retain, have authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of these documents.

We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, we may sell the securities directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, which we refer to as the “Securities Act.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities covered by this prospectus, you should refer to the registration statement and its exhibits.

You may read and copy any document filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about us by visiting our website at http://www.orientalonline.com.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes previously filed information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	annual report on Form 10-K for the year ended December 31, 2008;

•	quarterly report on Form 10-Q for the quarter ended March 31, 2009;

•	current reports on Form 8-K filed March 11, 2009, April 24, 2009, and July 22, 2009; and

•	the description of our common stock contained in our registration statement on Form 8-B, filed with the SEC on January 10, 1997, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.

We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to Oriental Financial Group Inc., Investor Relations c/o Anreder & Company, 10 E. 40th Street, Suite 1308, New York, NY 10016; telephone: (212) 532-3232 or (800) 421-1003; fax: (212) 679-7999; e-mail: ofg@anreder.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “project,” “forecasts,” “goals,” “could have,” “may have” and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions, which we describe in more detail elsewhere herein and in other documents filed by us with the SEC.

Various factors could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

THE COMPANY

Oriental Financial Group Inc. is a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a full range of financial services through its wholly owned subsidiaries Oriental Bank and Trust, Oriental Financial Services Corp., Oriental Insurance, Inc. and Caribbean Pension Consultants, Inc. As of June 30, 2009, we had total assets of $7.0 billion, total loans of $1.2 billion, total deposits of $1.9 billion, and stockholders’ equity of $359.6 million. We also had $1.7 billion of trust assets managed and $1.2 billion of customer investment assets gathered, each as of June 30, 2009. We currently operate through a network of 23 financial centers located throughout Puerto Rico and one location in Boca Raton, Florida, which serves as the headquarters of our wholly owned subsidiary Caribbean Pension Consultants, Inc.

We are currently in our 45th year of operations and have developed a financial services platform that provides a broad array of financial products and services for our retail and institutional customers. We have organized our operations under three business lines: Banking, Financial Services and Treasury. Our core businesses are mortgage banking, trust and money management services, financial planning, securities brokerage, investment banking, commercial banking, consumer banking and insurance brokerage. In order to more effectively compete, we have focused our retail and commercial banking and financial planning efforts on professionals and owners of small and mid-size businesses and on the mid and high net worth individuals and families in Puerto Rico. We believe these segments of the market have been largely underserved.

We have consistently been a leader in providing innovative banking products and services to the Puerto Rico market. In the 1990s, we were the first bank in Puerto Rico to establish a full service broker-dealer. We were also the first bank in Puerto Rico to offer S&P indexed certificates of deposit, individual retirement accounts structured as a mutual fund, and checking accounts with overdraft privileges. Our long-term goal is to strengthen our banking and financial services franchise by expanding our lending business, increasing the level of integration in the marketing and delivery of banking and financial services, continuing to maintain effective asset-liability management, growing non-interest revenues from banking and financial services, and improving operating efficiencies.

Our strategy includes:

•	Strengthening our banking and financial services franchise by expanding our ability to attract deposits and build relationships with mid and high net worth individual customers and professionals, and mid-size businesses through aggressive marketing and expansion of our sales force;

•	Focusing on greater growth in mortgage, commercial and consumer lending, insurance products, trust and wealth management services, and increasing the level of integration in the marketing and delivery of banking and financial services;

•	Matching our portfolio of investment securities with the related funding to better lock-in favorable spreads, and primarily investing in U.S. government agency obligations;

•	Opening, expanding or relocating financial centers, improving operating efficiencies, and continuing to maintain effective asset-liability management; and

•	Implementing a broad ranging effort to instill in employees and make customers aware of our determination to effectively serve and advise our customers in a responsive and professional manner.

Together with a highly experienced group of senior and mid level executives, this strategy has generally resulted in sustained growth in our mortgage, commercial, consumer lending and wealth-management activities, allowing us to distinguish ourselves in a highly competitive industry. The unstable interest rate environment of recent years has validated the strategy’s basic premise for greater revenue diversity, which remains an integral part of our long-term goal.

Our principal executive offices are located at Professional Offices Park, 997 San Roberto Street, San Juan, Puerto Rico, and our telephone number is (787) 771-6800. We maintain a website at http://www.orientalonline.com.

Oriental Bank and Trust

Our main operating subsidiary is Oriental Bank and Trust, a Puerto Rico full service commercial bank insured by the Federal Deposit Insurance Corporation and a member of the Federal Home Loan Bank of New York.

Oriental Bank and Trust offers mortgage, commercial and consumer lending, demand, savings and time deposits, financial planning, and corporate and individual trust services in Puerto Rico. Through its trust department, Oriental Bank and Trust provides a complete range of fiduciary and custodial services to individuals, families and businesses. It has an international banking entity subsidiary, Oriental International Bank Inc., which offers Oriental Bank and Trust certain Puerto Rico tax advantages and its services are limited under Puerto Rico law to persons and assets/liabilities located outside of Puerto Rico. It also has a mortgage banking subsidiary, Oriental Mortgage Corporation, that offers mortgage loans in Puerto Rico.

Borrowings are Oriental Bank and Trust’s largest interest-bearing liability component. Borrowings consist mainly of diversified funding sources including repurchase agreements, advances from the Federal Home Loan Bank of New York, and short-term borrowings. As of June 30, 2009, total borrowings amounted to $4.2 billion. Deposits are the bank’s second largest category of interest-bearing liabilities. At June 30, 2009, total deposits amounted to $1.9 billion. Of the bank’s total deposits, 70.4% are retail deposits, 7.5% are institutional deposits, and 22.1% are brokered deposits.

Residential mortgage loans (including mortgage loans held for sale) comprise the largest component of Oriental Bank and Trust’s loan portfolio. Such loans represent 81.8% of the loan portfolio at June 30, 2009. The second largest component is commercial loans, which represent 16.5% of the portfolio. The third component is consumer loans, which represent 1.7% of the portfolio.

Oriental Trust, the bank’s trust department, is a leader in retirement planning in Puerto Rico and is a significant player in Puerto Rico’s financial planning market. We were the first bank in Puerto Rico to offer fixed and variable annuities and individual retirement accounts. We also offer Keogh and 401(k) retirement plans, deferred compensation plans, asset protection trusts, custodial services and other trust services. Our trust department had $1.7 billion of trust assets as of June 30, 2009.

Oriental Financial Services

Oriental Financial Services Corp. is our securities brokerage and investment banking subsidiary. Through a highly trained and customer service focused employee base, Oriental Financial Services provides financial planning services to individuals and investment banking services, encompassing both public and corporate finance, to corporations and the Puerto Rico government. Oriental Financial Services offers its customers a wide array of investment alternatives such as tax-advantaged fixed income securities, mutual funds, and various other equity and fixed income securities. It also manages and participates in public offerings and private placements of debt and equity securities in Puerto Rico. Oriental Financial Services is a Puerto Rico corporation and a full service, registered broker-dealer.

Oriental Insurance

Oriental Insurance, Inc. is a Puerto Rico corporation and a licensed insurance producer that offers, as agent for unaffiliated insurance companies, annuities and life insurance products, property and casualty insurance, and title insurance for individual and commercial clients. Oriental Insurance’s licensed personnel has increasingly partnered with various business groups within the company to develop new insurance business opportunities and to better serve our clients.

Caribbean Pension Consultants

Caribbean Pension Consultants, Inc. is a Florida corporation headquartered in Boca Raton, Florida. It is engaged in the business of pension and retirement plan administration, focused on 401(k) and Keogh retirement plans in Puerto Rico, the United States, and the Bahamas. Caribbean Pension Consultants is the largest third party administrator of pension and retirement accounts in Puerto Rico.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

We are authorized to issue 40,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. The following is a summary of certain rights and privileges of the common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to our certificate of incorporation.

Common Stock

As of June 30, 2009, there were 25,739,397 shares of common stock issued, of which 24,229,755 are outstanding and 1,509,642 are held by us as treasury shares, and 550,000 shares are reserved for issuance under our 2007 Omnibus Performance Incentive Plan, as amended and restated. As of that date, a total of 444,200 stock options are issued and outstanding under our 1996, 1998 and 2000 Incentive Stock Option Plans, and 70,176 stock options and 149,125 restricted stock units are granted and outstanding under the Omnibus Performance Incentive Plan. The Omnibus Performance Incentive Plan replaced and superseded our Incentive Stock Option Plans. All outstanding stock options under our Incentive Stock Option Plans continue in full force and effect, subject to their original terms. Our common stock is traded in the New York Stock Exchange under the symbol “OFG.” The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At each annual meeting of stockholders in which more than one director is being elected, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by the stockholder for as many persons as there are directors to be elected and for whose election the stockholder has a right to vote, or to cumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his or her shares equals, or by distributing such votes on the same principle among any number of candidates.

Subject to the rights of holders of the outstanding shares of our 7.125% Noncumulative Monthly Income Preferred Stock, Series A, and our 7.0% Noncumulative Monthly Income Preferred Stock, Series B, and any other outstanding shares of preferred stock, in the event of the liquidation, dissolution or distribution of our assets, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. The common stock has no redemption, conversion or sinking fund privileges.

Subject to any dividend preferences which may be established with respect to any series of serial preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by our board of directors out of funds legally available for the payment of dividends.

Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of us.

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of our serial preferred stock at the time of issuance. As of the date of this prospectus, there are 1,340,000 shares of our Series A Preferred Stock issued and outstanding and 1,380,000 shares of our Series B Preferred Stock issued and outstanding. The rights, preferences and privileges of the Series A and Series B Preferred Stock are substantially similar, except as to the dividend rate and optional redemption dates.

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or to investors directly or through agents. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Any underwriter, dealer or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters, dealers, and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered pursuant to such prospectus supplement, if any are purchased. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriters may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Other than our common stock, which is listed on the New York Stock Exchange, each series of securities will be a new issue of securities and will have no established trading market. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than our common stock, may or may not be listed on a national securities exchange.

LEGAL MATTERS

The validity of the securities covered by this prospectus will be passed upon for us by McConnell Valdés LLC, San Juan, Puerto Rico. Ivan G. Marrero, a capital member of such firm, is the Assistant Secretary of our board of directors.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference into this prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein. The audit report covering the financial statements refers to the change, effective January 1, 2006, in the method for evaluating prior year misstatements.

           Shares

Common Stock

Keefe, Bruyette & Woods
Oriental Financial Services

March   , 2010